UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          X                                              Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                                    No          X

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, August 3, 2009, and entitled “Orbotech Announces Second Quarter 2009 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheet at June 30, 2009.

3.	Registrant’s Condensed Consolidated Statements of Income for the Six Month and Three Month Periods ended June 30, 2009.

4.	Registrant’s Reconciliation of GAAP to non-GAAP Results for the Six Month and Three Month Periods ended June 30, 2009.

*    *    *    *    *    *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979 and Registration No. 333-154394) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES SECOND QUARTER 2009 RESULTS

YAVNE, ISRAEL — August 3, 2009 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced its consolidated financial results for the second quarter and six months ended June 30, 2009.

Revenues for the second quarter of 2009 totaled $94.0 million, compared to $91.9 million recorded in the first quarter of 2009 and $105.1 million in the second quarter a year ago. GAAP (U. S. generally accepted accounting principles) net loss for the second quarter of 2009 was $1.2 million, or $0.03 per share, compared to GAAP net loss of $7.9 million, or $0.23 per share for the first quarter of 2009 and GAAP net income of $5.3 million, or $0.16 per share (diluted), in the second quarter of 2008.

Revenues for the first six months of 2009 totaled $185.9 million, compared to $205.6 million recorded in the first half of 2008. GAAP net loss for the first six months of 2009 was $9.1 million, or $0.26 per share, compared to GAAP net income of $9.0 million, or $0.27 per share (diluted) in the first six months of 2008.

Non-GAAP net income for the second quarter of 2009 was $2.5 million, or $0.07 per share (diluted), compared to non-GAAP net income of $7.4 million, or $0.22 per share (diluted), in the second quarter of 2008. Non-GAAP net income for the first six months of 2009 was $1.1 million, or $0.03 per share (diluted), compared to non-GAAP net income of $13.5 million, or $0.40 per share (diluted), in the first six months of 2008. The Company’s GAAP results for the second quarter of 2009 included $3.3 million of income from the Salvador transaction, which is explained in the detailed description of the non-GAAP adjustments in the accompanying reconciliation of GAAP to non-GAAP results (the “Reconciliation”).

Sales of equipment to the printed circuit board (“PCB”) industry were $16.8 million in the second quarter of 2009, compared to $10.6 million in the first quarter of 2009, and $34.5 million in the second quarter of 2008. Sales of equipment to the flat panel display (“FPD”) industry were $41.4 million, compared to $50.0 million in the first quarter of 2009, and $29.8 million in the second quarter of last year. Sales of character recognition products were $2.0 million in the second quarter of 2009, compared to $1.4 million in the first quarter of 2009, and $2.7 million recorded in the second quarter of 2008. Sales of medical imaging equipment were $6.2 million in the second quarter of 2009, compared to $3.7 million in the first quarter of 2009, and $4.4 million in the second quarter of 2008. In addition, service revenue for the second quarter of 2009 increased to $27.3 million from $25.5 million in the first quarter of 2009, and $26.2 million in the second quarter of 2008. The financial data, including revenue data, presented in respect of the second quarter of 2008 does not include results attributable to the business of Photon Dynamics, Inc. (“PDI”), which was acquired on October 2, 2008. The impact of currency rates in the second quarter of 2009 was similar to that in the first quarter of 2009.

The Company completed the quarter with cash, cash equivalents and marketable securities of approximately $140 million, compared with approximately $119 million at the end of the first quarter of 2009, and $160 million in debt. The Company’s marketable securities included approximately $19 million of auction rate securities primarily tied to student loans.

During the second quarter of 2009, certain PCB manufacturers have reported increased fabrication plant utilization and this has had a positive effect on the Company’s sales of PCB equipment. As the Company previously reported, beginning from the fourth quarter of 2008, it experienced a significant decline in new FPD equipment orders, which continued through the first half of 2009. However, more recently, FPD manufacturers are reporting close to full capacity utilization, as well as restarting planned expansions in fabrication facilities to meet increased demand for panels, particularly for use in LCD televisions and touch screen panels. The Company expects the continued depletion of inventory buildup together with higher levels of demand for panels to lead to increased FPD order activity during the coming quarters. The positive indicators for mid-to-long term growth in the FPD industry remain unchanged.

Commenting on the results, Rani Cohen, President and Chief Executive Officer, said: “We are pleased with our financial results for the quarter. While the current global recession continues to impact upon capital equipment expenditures, our customers are beginning to report some signs of inventory depletion, and we stand ready to help them meet their production requirements with our expansive portfolio of products. With the operational integration of PDI now successfully completed, we are also poised to introduce improved FPD offerings for our customers in anticipation of the next wave of investments and capacity expansions in the LCD industry. Our continued ability during the quarter to align our organization to the current level of business has allowed us to generate cash while continuing to provide our customers with the best support and new and innovative solutions. This will also enable us to be ready for the ramp-up of PCB and FPD production once business conditions improve. We remain positive as to the short and long term demand for our principal products.”

An earnings conference call for the Company’s second quarter 2009 results is scheduled for Monday, August 3, 2009, at 9:00 a.m. EDT. The dial-in number for the conference call is 210-795-2680, and a replay will be available on telephone number 203-369-0197 until August 17, 2009. The pass code is Q2. A live web cast of the conference call and a replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. Orbotech’s products include automated optical inspection (AOI), production and process control systems for printed circuit boards (PCBs) and AOI, test and repair systems for flat panel displays (FPDs). The Company also markets computer-aided manufacturing and engineering (CAM) solutions for PCB production. In addition, through its subsidiary, Orbograph Ltd., the Company develops and markets character recognition solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing; and, through its subsidiaries, Orbotech Medical Denmark A/S and Orbotech Medical Solutions Ltd., is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. Orbotech’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected, including cyclicality in the industries in which the Company operates, a sustained continuation or worsening of the worldwide economic slowdown, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2008. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President	Marketing Communications Manager
Orbotech Ltd.	Orbotech, Inc.
+972-8-942-3560	+1-978-901-5120

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT JUNE 30, 2009

	June 30 2009	December 31 2008
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	120,934	105,127
Marketable securities	262	320
Accounts receivable:
Trade	157,250	180,701
Other	30,513	27,106
Deferred income taxes	4,075	5,222
Inventories	104,765	122,152

Total current assets	417,799	440,628

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	19,091	19,241
Other long-term Investments	29	29
Funds in respect of employee rights upon retirement	10,673	12,521
Deferred income taxes	11,715	8,795

	41,508	40,586

PROPERTY, PLANT AND EQUIPMENT, net of
accumulated depreciation and amortization	33,598	39,325

GOODWILL	12,725	12,747

OTHER INTANGIBLE ASSETS, net of
accumulated amortization	91,550	101,575

	597,180	634,861

Liabilities and equity
CURRENT LIABILITIES:
Short-term loan	160,000	160,000
Accounts payable and accruals:
Trade	20,548	36,377
Other	41,097	56,428
Deferred income	17,764	22,473

Total current liabilities	239,409	275,278
LONG-TERM LIABILITIES:
Liability for employee rights upon retirement	24,735	27,678
Tax liabilities	15,266	16,208
Other long-term liability		2,667

Total long-term liabilities	40,001	46,553

Total liabilities	279,410	321,831

EQUITY:
Share capital	1,744	1,727
Additional paid-in capital	166,125	161,914
Retained earnings	203,517	211,142
Accumulated other comprehensive income (loss)	1,981	(6,123)

	373,367	368,660
Less treasury stock, at cost	(57,192)	(57,192)

Total Orbotech Ltd. shareholders’ equity	316,175	311,468
Non-controlling interest	1,595	1,562

Total equity	317,770	313,030

	597,180	634,861

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTH AND THREE MONTH PERIODS ENDED JUNE 30, 2009

	6 months ended		3 months ended		12 months ended December 31
	June 30		June 30
	2009	2008	2009	2008	2008
	U.S. dollars in thousands (except per share data)
REVENUES	185,875	205,573	94,013	105,089	429,546
COST OF REVENUES:
COST	115,092	121,423	57,229	61,802	260,639
WRITE DOWN OF INVENTORY					3,348

GROSS PROFIT	70,783	84,150	36,784	43,287	165,559
RESEARCH AND DEVELOPMENT COSTS—net	33,227	38,752	16,548	19,598	76,602
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	31,510	35,940	15,584	18,072	73,346
AMORTIZATION OF OTHER INTANGIBLE ASSETS	10,082	2,107	5,041	968	8,099
IN-PROCESS RESEARCH AND DEVELOPMENT CHARGES					6,537
RESTRUCTURING CHARGES					8,800
IMPAIRMENT (ADJUSTMENT OF IMPAIRMENT) OF GOODWILL	(2,280)		(2,280)		110,403
IMPAIRMENT OF OTHER INTANGIBLE ASSETS					21,260

OPERATING INCOME (LOSS)	(1,756)	7,351	1,891	4,649	(139,488)
FINANCIAL INCOME (EXPENSES)—net	(8,828)	2,925	(3,797)	1,351	(1,324)

INCOME (LOSS) BEFORE TAXES ON INCOME	(10,584)	10,276	(1,906)	6,000	(140,812)
INCOME TAX EXPENSES (BENEFIT)	(1,546)	1,244	(777)	673	(5,739)

NET INCOME (LOSS)	(9,038)	9,032	(1,129)	5,327	(135,073)
LESS: NET INCOME (LOSS) ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST	33	38	56	(1)	232

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.	(9,071)	8,994	(1,185)	5,328	(135,305)

EARNINGS (LOSS) ATTRIBUTABLE TO ORBOTECH LTD. ORDINARY SHAREHOLDERS PER SHARE:
BASIC	$(0.26)	$0.27	$(0.03)	$0.16	$(4.04)

DILUTED	$(0.26)	$0.27	$(0.03)	$0.16	$(4.04)

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF EARNINGS PER SHARE:
BASIC	34,406	33,304	34,453	33,333	33,512

DILUTED	34,406	33,304	34,453	33,333	33,512

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

FOR THE SIX MONTH AND THREE MONTH PERIODS ENDED JUNE 30, 2009

	6 months ended June 30		3 months ended June 30		12 months ended December 31
	2009	2008	2009	2008	2008
	U.S. dollars in thousands (except per share data)
Non-GAAP Net Income (Loss)

Reported net income (loss) attributable to Orbotech Ltd. on GAAP basis	(9,071)	8,994	(1,185)	5,328	(135,305)

Non-operating income (expenses):
Financial income (expenses)	(8,828)	2,925	(3,797)	1,351	(1,324)
Income tax benefit (expenses)	1,546	(1,244)	777	(673)	5,739
Net loss (profit) attributable to the non-controlling interest	(33)	(38)	(56)	1	(232)

	(7,315)	1,643	(3,076)	679	4,183

Reported operating income (loss) on GAAP basis	(1,756)	7,351	1,891	4,649	(139,488)
Equity based compensation expenses	3,392	2,355	1,903	1,125	5,275
Amortization of intangibles assets	10,082	2,107	5,041	968	8,099
In-process research and development charges (1)					6,537
Restructuring charges (2)					8,800
Impairment of goodwill (3)					110,403
Impairment of other intangible assets (4)					21,260
Adjustment of impairment of goodwill (5)	(3,300)		(3,300)

Non-GAAP operating income	8,418	11,813	5,535	6,742	20,886

Non-operating income (expenses)	(7,315)	1,643	(3,076)	679	4,183
Income tax effect of non-GAAP adjustment (6)					(6,011)

Non-GAAP net income	1,103	13,456	2,459	7,421	19,058

Non-GAAP net income per diluted Share	$0.03	$0.40	$0.07	$0.22	$0.55

Shares used in diluted shares calculation	34,725	33,304	34,678	33,333	34,743

(1)

In-process research and development charges in 2008 were associated with the PDI acquisition. For more information about the PDI acquisition, see the Company’s Annual Report on Form 20-F filed with the SEC.

(2)

The restructuring charges of $8,800,000 in 2008 relate to reductions in the Company’s workforce and rationalizations of certain of its research and development, manufacturing and operating activities, in order to realign the Company’s infrastructure. For more information about the PDI acquisition, see the Company’s Annual Report on Form 20-F filed with the SEC.

(3)

The impairment charge of $110,403,000 in 2008 is comprised of: a write-off of $87,977,000 of goodwill associated with the Company’s FPD business; a write-down of $17,035,000 of the goodwill Orbotech Medical Denmark A/S (“OMD”); and a write-off of $5,391,000 of goodwill associated with the Company’s assembled PCB business.

(4)

The impairment charge of $21,260,000 in 2008 was related to a write-down of the intellectual property of OMD. For more information about OMD and the related impairment, see the Company’s Annual Report on Form 20-F filed with the SEC.

(5)	The adjustment of impairment of goodwill of $3,300,000 in 2009 represents additional consideration from the sale of Salvador Imaging which was owned by PDI at the time of the PDI acquisition in 2008.

(6)

The income tax effect in 2008 was related to the impairment associated with OMD that occurred in the third quarter of 2008. The adjustments in the first half of 2008 and 2009 do not have a related income tax effect.

Non-GAAP net income and non-GAAP earnings per share detailed in the Reconciliation exclude charges or income, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization of intangibles; (iii) restructuring and asset impairments; (iv) a gain representing additional consideration from the sale of Salvador Imaging, Inc. which was owned by PDI at the time of PDI acquisition in 2008; and/or (v) tax credits relating to the above items, in each case as described in more detail in the Reconciliation. Management uses non-GAAP net income and non-GAAP earnings per share to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income (loss) or earnings (loss) per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. For a detailed explanation of the adjustments made to comparable GAAP measures, the reasons why management uses these measures, the usefulness of these measures and the material limitations on the usefulness of these measures please see the Reconciliation.

To supplement the Company’s financial results presented on a GAAP basis, the Company uses the non-GAAP measures indicated in the Reconciliation, which exclude equity based compensation expenses, amortization of intangible assets, in-process research and development charges and impairment and restructuring charges, as well as certain financial expenses and non-recurring income items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they do not include certain recurring items as described below and because they do not reflect certain cash expenditures that are required to operate the Company’s business, such as interest expense and taxes. Accordingly, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Management regularly utilizes supplemental non-GAAP financial measures internally to understand, manage and evaluate the Company’s business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Non-GAAP financial measures reflect adjustments based on the following items, as well as the related income tax effects.

The effect of equity-based compensation expenses has been excluded from the non-GAAP net income measure. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity based compensation expenses will recur in future periods.

The effect of amortization of intangible assets, in-process research and development charges and impairment charges have also been excluded from the non-GAAP net income measure. These items are inconsistent in amount and frequency and are significantly affected by the timing and size of acquisitions. These items were significantly higher in the fourth quarter of 2008 and first and second quarters of 2009 primarily as a result of the Company’s acquisitions, including the PDI acquisition in October 2008. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. Although these expenses are not recurring with respect to past acquisitions, these types of expenses will generally be incurred in connection with any future acquisitions. Restructuring expenses relate to realignment initiatives announced in 2008. For more information about these items, see the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2008.

The effects of income tax expenses (benefit) and financial income (expenses) have also been excluded from the non-GAAP net income measure. Because of fluctuations in the applicable tax rate based on jurisdictional and other factors, as well as the fact that the Company did not have any indebtedness in the first half of 2008, for comparison purposes, the Company’s business performance is evaluated excluding income tax expenses (benefit) and financial income (expenses). Both income tax expenses (benefit) and financial income (expenses) will recur in future periods and will fluctuate depending upon the amount and geographic mix of the Company’s revenues and the amount of the Company’s debt and the interest payable with respect thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Raanan Cohen
Raanan Cohen
President and Chief Executive Officer

Date: August 5, 2009